

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 12, 2007

Mr. Robert Wayne Morgan
Chief Executive Officer and Chief Financial Officer
Laycor Ventures Corp.
1128 Quebec Street
Suite 407
Vancouver, British Columbia Canada V6A 4E1

      Re: Laycor Ventures Corp.
              Form 10-KSB for the Fiscal Year Ended March 31, 2006
              Filed June 29, 2006
              File No. 000-51403

Dear Mr. Morgan:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

              Sincerely,

              April Sifford
              Branch Chief